ISSUER FREE WRITING PROSPECTUS
Dated January 22, 2013

Filed Pursuant to Rule 433
Registration No. 333- 177563

AMERICAN REALTY CAPITAL GLOBAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Global Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 27, 2011, and the registration statement became effective on April 20, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated August 23, 2012, and as supplemented, is available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1526113/000114420412047892/v322341_424b3.htm; and

http://www.sec.gov/Archives/edgar/data/1526113/000114420412062952/v777087-1_424b3.htm

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article attached as Annex A was prepared by Moor Park Capital Partners LLP (“Moor Park”) and was originally issued on January 22, 2013. The article pertains solely to Moor Park’s provision of services as an exclusive European service provider.

The article was not prepared by the Company prior to publication. Moor Park is not affiliated with the Company and no payment was made nor was any consideration given to Moor Park by or on behalf of the Company in connection with the issuance of the article. Statements in the article represent Moor Park’s opinions and are not endorsed or adopted by the Company.

Annex A

Date: 22 January 2013

On behalf of: Moor Park Capital Partners LLP (“Moor Park”)

Moor Park Capital Appointed Exclusive European Service Provider to American Realty Capital Global Trust, Inc.

Moor Park Capital Partners LLP, specialists in corporate finance led real estate transactions, is delighted to announce that it has agreed to be the exclusive European Service Provider for American Realty Capital’s new publicly registered non-traded real estate investment trust (“REIT”) called American Realty Capital Global Trust, Inc. (“Global”), which is regulated by the SEC. Global intends to qualify as a REIT for U.S. tax purposes in the year ended December 31, 2012.

Moor Park believes that it is an opportune time to invest in Europe due to a number of factors. These include the widening of yields between primary and secondary real estate without compromising on tenant credit quality, a significant spread between acquisition yields and cost of debt financing, a considerable reduction in the number of real estate investors active in the European market and the increasing requirement from corporates to raise capital through sale-leaseback transactions.

Up to 40% of the equity raised for the new REIT will be invested in Europe. Moor Park will seek to acquire properties in connection with Global’s investment objectives.

One of the key investment objectives of the new REIT is to build a diversified portfolio comprised of sale-leaseback transactions that are diversified with respect to the credit risk associated with any one tenant, industry or country. Moor Park will aim to acquire primarily single-tenant commercial properties with long-term (minimum 10 years), triple-net leases across a number of different property sectors and countries within Europe. Initially, the countries that Moor Park will be focusing on will include the UK, Germany and France. In order to achieve this portfolio diversification, the size of each transaction will range from £5 million to £75 million. To generate sufficient and predictable cash flows to support a stable distribution to the U.S. retail investors, it is intended that the overall leverage of Global will comprise of no more than 45% loan-to-value.

The new REIT is not restricted by any asset types, although there is likely to be a strong concentration in retail/retail parks/retail warehouse and industrial/logistics, in each case consistent with its investment guidelines. To a lesser extent, Moor Park will look at other types of assets including leisure, office, student accommodation and hotels that may fit within the REIT’s investment guidelines.

The first transaction completed by Global comprised the acquisition of a McDonald’s restaurant located in Carlisle, United Kingdom. The McDonald’s restaurant contains approximately 9,000 square feet and is leased to McDonald’s Real Estate LLP, a subsidiary of McDonald’s Corporation.

Enquiries to:

Emma Kane/Henry Columbine, Redleaf Polhill

T: +44 (0) 20 7566 6700

E: mpc@redleafpolhill.com

Notes to Editors:

About Moor Park Capital Partners LLP

Moor Park Capital Partners LLP (“Moor Park”), founded in 2006, is a UK limited liability partnership and is regulated by the FSA. Headquartered in London, Moor Park is a private real estate firm which concentrates on commercial property investment in Europe and has approximately £2.7 billion of real estate assets currently under management. Moor Park provides a wide range of services to its clients, including, among others, acquisition, development, asset, property and facility management, leasing services, centralised corporate support services and financing services. The partners of Moor Park are Gary Wilder, Shemeel Khan & Jagdeep Kapoor and together have a combined 60 years plus of experience and have structured and executed in excess of £20 billion of real estate transactions over their careers internationally.

http://www.moorparkcapital.com

About American Realty Capital

Founded in 2006, American Realty Capital (“ARC”) is a full-service investment management firm providing advisory services to retail and institutional investors. ARC is an active sponsor and manager of public and private real estate investments, a business development company and other investment products. Collectively, ARC's senior team of seasoned professionals has acquired and managed over $8 billion of real estate, as well as $5 billion of corporate sale-leasebacks.

http://www.americanrealtycap.com

Important Notice

American Realty Capital Global Trust, Inc. is a publicly registered, non-traded real estate investment program.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.